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                                              1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes [ ] No [X]


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- .)

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.



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    In this report on Form 6-K, unless the context indicates or otherwise requires, references to "SK Telecom", "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. All references to "Korea" contained in this report shall mean The Republic of Korea.

    This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.




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NOTICE ON THE 19TH ANNUAL SHAREHOLDERS' MEETING OF SK TELECOM

The Company announced on February 21, 2003 that its board of directors approved the venue and the agenda of the 19th annual shareholders' meeting as follows;

1.   DATE : 2003. 3. 14. 09:00AM

2. PLACE : SK Telecom Boramae Building, 729-1, Bongch'on 1-dong, Gwanak-gu, Seoul, Korea

3.   AGENDA

     1st agenda: Approval of the balance sheet, the profit and loss statement, and the statement of appropriation of retained earnings of the 19th fiscal year

     2nd agenda: Approval of Appointment of Directors
      2-1) Approval of Outside Director
      2-2) Approval of Directors

    3rd agenda: Approval of the ceiling amount of the Remuneration of Directors.


MERGER WITH SK IMT

On February 21, 2003, our board of directors approved the merger of our subsidiary, SK IMT Co., Ltd., into SK Telecom by means of a "small-scale" merger under Korean laws and regulations. SK IMT was incorporated in March 2001 to operate a W-CDMA network in Korea using 2 x 20 MHz of spectrum in the 2 GHz band and to develop our W-CDMA business. We expect to complete the proposed merger of SK IMT into the Company by April 1, 2003, subject to legal and regulatory requirements and conditions.

The Company may at its sole discretion change its current plan concerning its merger with SK IMT. As a result, the merger completion date may be subject to change.




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NOTICE TO THE CREDITORS

Dear Creditors,

We would like to take this opportunity to greatly appreciate the sincere support you have given us in the past.

On February 21, 2003, our board of directors approved a small-scale merger with SK IMT Co., Ltd ("SK IMT"), in accordance with Article 527 - 3 of the Commercial Code of Korea. Upon completion of the merger, SK Telecom will succeed all of the rights and assume all of the obligations of SK IMT. In the event you have any objections against the proposed merger, please send us your written objection between February 22 and March 28, 2003.


Best Regards,

Moon Soo Pyo
President & Representative Director






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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     SK TELECOM CO., LTD.

                                     By: /s/ Sung Hae Cho
                                         ---------------------------------------
                                         Name: Sung Hae Cho
                                         Title: Vice President IR Office



Date: March 3, 2003